SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                    FORM 11-K

              [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                    For the Fiscal Year Ended:    Commission File Number
                         September 30, 1999              0-20984


                 Transition  Report  pursuant to Section 15(d) of the Securities
                           Exchange Act of 1934 for the transition
                              period from ________ to ________.

                     HAHN AUTOMOTIVE WAREHOUSE, INC. 401(k) PLAN

                          HAHN AUTOMOTIVE WAREHOUSE, INC.
                (Exact name of Registrant as specified in its Charter)

                        New York                           16-0467030
                  (State of Incorporation)(I.R.S. Employer Identification No.)

            415 West Main Street, Rochester, New York                 14608
            (Address of Principal Executive Offices)               (Zip Code)


             Registrant's telephone number, including area code: 716)235-1595


<PAGE 1>









Index




Report of Independent Accountants

Financial Statements:

Statements of Net Assets Available for Benefits as of September 30, 1999 and 1998

Statement of Changes in Net Assets Available for Benefits for the Year Ended September 30, 1999

Notes to Financial Statements

Supplemental Schedules:

Item 27(a) -Schedule of Assets Held for Investment Purposes  at
September 30, 1999

Item 27(d) -Schedule of Reportable Transactions for the Year Ended September 30, 1999

Consent of Independent Accountants




<PAGE 2>













                        Report of Independent Accountants

To the Participants and Plan Administrator of the Hahn Automotive Warehouse, Inc. 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Hahn Automotive Warehouse, Inc. 401(k) Plan (the "Plan") at September 30, 1999 and 1998, and the changes in net assets available for benefits for the year ended September 30, 1999 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at September 30, 1999, and reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PricewaterhouseCoopers LLP

March 20, 2000

<PAGE 3>






Hahn Automotive Warehouse, Inc.
401(k) Plan
Statement of Net Assets Available for Benefits

                                           September
                                              30,
                                         1999        1998

Assets
Investments, at fair value (Note 4)  $ 5,521,914  $5,605,898

Receivables:
  Employer contribution                   77,067     108,497
  Participant contributions               96,471      66,436
  Interest receivable                      5,555       8,325
                                         179,093     183,258

                                       5,701,007   5,789,156

Liabilities

Accounts payable                          41,590       1,587
                                          41,590       1,587

Net assets available for benefits    $ 5,659,417  $5,787,569

The accompanying notes are an integral part of these financial statements.
<PAGE 4>











Hahn Automotive Warehouse, Inc.
401(k) Plan
Statement of Change in Net Assets Available for Benefits



                                                      Year Ended
                                                  September 30, 1999
Additions to net assets attributed to:
 Investment income -
  Net appreciation in fair value of investments     $     88,775
  Dividends and interest                                 262,327
                                                         351,102

 Contributions -
  Employer                                                77,067
  Participant                                            711,600
  Rollover                                                31,490
                                                         820,157

                                                       1,171,259

Deductions from net assets attributed to:
  Benefits paid to participants                        1,241,163
  Administrative expenses                                 58,248
                                                       1,299,411

Net decrease for year                                  (128,152)

Net assets available for benefits:
Beginning of year                                      5,787,569

End of year                                         $  5,659,417

The accompanying notes are an integral part of these financial statements.
<PAGE 5>






   Hahn Automotive Warehouse, Inc.
   410(k) Plan
   Notes to Financial Statements
   Years Ended September 30, 1999 and 1998

   1.    Description of Plan

   The Hahn Automotive Warehouse, Inc. 401(k) Plan (the "Plan") is a defined contribution plan covering all eligible employees of Hahn Automotive Warehouse, Inc. and its subsidiaries (the "Company"). See Note 8 with respect to Autoworks, Inc. The Plan was established by the Company on October 1, 1990.

   Eligible employees include all employees of the Company and related entities, greater than twenty-one years of age and upon completion of 1,000 hours of service. The Plan allows participants to contribute an aggregate amount up to 15% of their compensation.

   The Company will match 15% of a participant's contribution not to exceed 15% of the participant's annual compensation. Additional amounts may be contributed by the Company at the discretion of the Company's Board of Directors. No discretionary contributions have been made for 1999 or 1998. Company matching and discretionary contributions vest as follows:

                  20% vested after three years of service
                  40% vested after four years of service
                  60% vested after five years of service
                  80% vested after six years of service
                 100% vested after seven years of service

   Normal retirement age is 65 at which time, participants are entitled to receive 100% of their account balance. Vested amounts are distributable upon termination, death, disability or the termination of the Plan. Participants receive their distribution in a single lump-sum check.

   Unvested balances of participants terminating their employment will be forfeited immediately upon payment of the vested balance to the participant. Forfeitures are used to pay administrative expenses and reduce employer contributions. The trustee holds all Plan assets and distributes the funds among the various investment options (see Note 3) as elected by the participants.


   <PAGE 6>

   The trustee also makes disbursements from the trust upon receiving proper authorization and loan/benefit amount information from the Plan administrator. See Note 8 with respect to account balances of the former employees of Autoworks, Inc. ("Autoworks").

   Upon termination of the Plan, the accounts of all participants will become vested. After payment of expenses incurred by the Plan, the asset will be distributed to participants, former participants, and beneficiaries in proportion to their respective account balances.

   Effective July 1998, Fleet Investment Management was replaced by Manufacturers & Traders Trust Company ("M&T") as the Plan's trustee.

   2.     Significant Accounting Policies

   Basis of Accounting

   The financial statements of the Plan have been prepared on the accrual basis of accounting. The preparation of the Plan's financial statements in conformity with generally accepted accounting principles may require the Plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

   The Company has elected to adopt Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters," for the Plan year ended September 30, 1999. Accordingly, fund information is not presented in the financial statements.

   Certain prior year amounts have been reclassified to conform with the current year presentation.

   Administrative Expenses

   All administrative expenses are paid by the Plan.

   <PAGE 7>

   Investment Valuation and Income Recognition

   Investments are stated at fair value based on market quotations, appraised values or values as determined by the trustee. The GIC Fund is valued at contract value (Note 5).

   The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

   Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

   Risks and Uncertainties

   The Plan provides for any combination of eleven investment options (Note 3). Investments are exposed to various risks, such as interest rate and market. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amount reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

   3.    Investment Options

   Participants may direct their account balance in one percent increments to be invested in any of the following eleven investment options (objective according to respective prospectus):

      Money Market Fund - This fund invests primarily in short-term funds such as commercial paper, negotiable certificates of deposit, and treasury bills.

      GIC Fund - This fund invests primarily in guaranteed investment contracts issued by insurance companies and commercial banks and other similar types of fixed income investments.


      <PAGE 8>

      Intermediate Bond Fund - This fund invests in investment grade debt obligations, obligations issued or guaranteed by the U.S. Government, and money market instruments offering high current income and principal stability.

      Asset Allocation Fund - This fund invests in a diversified portfolio of equities, fixed income investments, and cash equivalents offering high total return.

      Small Capital Equity Fund - This fund is a diversified portfolio that invests in equity of companies that the advisor believes offers the potential for significant capital appreciation.

      Hahn Stock Fund - This fund allows employees to invest in the Company's common stock. The number of shares held at September 30, 1999 and 1998 was 17,705 and 70,840, respectively.

      Large Company Index Fund - This fund invests in the common stock of domestic companies with significant market capitalization.

      Large Cap Value Fund - This fund is a value-oriented growth and income fund that invests in large and medium-sized companies whose stocks are considered to be undervalued by the Fund's advisors and out of favor with investors.

      MAS MID Cap Growth Fund - This fund invests primarily in common stocks of smaller and medium-size companies which the advisor believes will offer long-term growth potential.

      Oakmark Fund - This fund invests primarily in equity securities which the advisor believes will offer long-term capital appreciation.

      Global Fund - This fund invests primarily in common stocks of foreign issuers which the advisor believes will offer long-term growth of capital.

   <PAGE 9>




   4.    Investments

   Investments at fair value at September 30, 1999 and 1998 based on quoted net asset values, are stated below.

                           1999

                                                 Money    Intermediate
                                                 Market       Bond          Oakmark
                                   GIC Fund       Fund        Fund           Fund
Fixed income:
  M&T GIC                          $  664,324   $       -    $        -    $         -
  M&T Bond                                  -           -       451,779              -
    Subtotal                          664,324           -       451,779              -

Equities:
  Oakmark Fund                              -           -             -        124,836
  Large Cap Value Fund                      -           -             -              -
  MAS MID Cap Growth Fund                   -           -             -              -
  M&T Balanced Fund                         -           -             -              -
  Global Fund                               -           -             -              -
  Small Cap Equity Fund                     -           -             -              -
  Hahn Stock                                -           -             -              -
  Large Company Index Fund                  -           -             -              -
    Subtotal                                -           -             -        124,836

Cash equivalents:
  M&T MM Account                            -      38,757             -              -
    Subtotal                                -      38,757             -              -

Cash                                        -           -             -              -

    Total                          $  664,324   $  38,757    $  451,779    $   124,836

<PAGE 10>



                           1999     Large         MAS
                                     Cap          MID         Asset
                                    Value      Cap Growth  Allocation       Global
                                     Fund         Fund        Fund           Fund

Fixed income:
  M&T GIC                          $        -   $       -    $        -    $         -
  M&T Bond                                  -           -             -              -
    Subtotal                                -           -             -              -

Equities:
  Oakmark Fund                              -           -             -              -
  Large Cap Value Fund                276,304           -             -              -
  MAS MID Cap Growth Fund                   -     571,917             -              -
  M&T Balanced Fund                         -           -     1,136,733
  Global Fund                               -           -             -        240,557
  Small Cap Equity Fund                     -           -             -              -
  Hahn Stock                                -           -             -              -
  Large Company Index Fund                  -           -             -              -
    Subtotal                          276,304     571,917     1,136,733        240,557

Cash equivalents:
  M&T MM Account                            -           -             -              -
    Subtotal                                -           -             -              -

Cash                                        -           -         4,447              -

    Total                          $  276,304   $ 571,917    $1,141,180    $   240,557


   <PAGE 11>



                           1999     Small                     Large
                                   Capital        Hahn       Company
                                    Equity       Stock        Index
                                     Fund         Fund        Fund           Total

Fixed income:
  M&T GIC                          $        -   $       -    $        -    $   664,324
  M&T Bond                                  -           -             -        451,779
    Subtotal                                -           -             -      1,116,103

Equities:
  Oakmark Fund                              -           -             -        124,836
  Large Cap Value Fund                      -           -             -        276,304
  MAS MID Cap Growth Fund                   -           -             -        571,917
  M&T Balanced Fund                         -           -             -      1,136,733
  Global Fund                                           -             -        240,557
  Small Cap Equity Fund             1,193,132           -             -      1,193,132
  Hahn Stock                                -      22,131             -         22,131
  Large Company Index Fund                  -           -       775,418        775,418
    Subtotal                        1,193,132      22,131       775,418      4,341,028

Cash equivalents:
  M&T MM Account                            -      23,721             -         62,478
    Subtotal                                -      23,721             -         62,478

Cash                                        -     (2,142)             -          2,305

    Total                          $1,193,132   $  43,710    $  775,418    $ 5,521,914
   <PAGE 12>






   4.   Investments - continued

                      1998
                                                                     Large
                                        Intermediate                  Cap
                                            Bond        Oakmark      Value
                             GIC Fund       Fund         Fund        Fund
Fixed income:
  M&T GIC                    $ 981,117    $         -    $      -    $      -
  M&T Bond                           -        671,679           -           -
    Subtotal                   981,117        671,679           -           -

Equities:
  Oakmark Fund                       -              -      47,686           -
  Large Cap Value Fund               -              -           -     109,812
  MAS MID Cap Growth Fund            -              -           -           -
  M&T Balanced Fund                  -              -           -           -
  Global Fund                        -              -           -           -
  Small Cap Equity Fund              -              -           -           -
  Hahn Stock                         -              -           -           -
  Large Company Index Fund           -              -           -           -
    Subtotal                         -              -      47,686     109,812

Cash equivalents:
  M&T MM Account                     -              -           -           -
    Subtotal                         -              -           -           -

Cash                             4,778          3,491           -           -

Total                        $ 985,895    $   675,170    $ 47,686    $109,812

<PAGE 13>

                      1998     MAS                                    Small
                               MID         Asset                     Capital
                            Cap Growth   Allocation     Global       Equity
                               Fund         Fund         Fund         Fund

Fixed income:
  M&T GIC                    $       -    $         -    $      -    $        -
  M&T Bond                           -              -           -             -
    Subtotal                         -              -           -             -

Equities:
  Oakmark Fund                       -              -           -             -
  Large Cap Value Fund               -              -           -             -
  MAS MID Cap Growth Fund       74,394              -           -             -
  M&T Balanced Fund                  -      1,473,127           -             -
  Global Fund                        -              -      50,837             -
  Small Cap Equity Fund              -              -           -     1,577,210
  Hahn Stock                         -              -           -             -
  Large Company Index Fund           -              -           -             -
    Subtotal                    74,394      1,473,127      50,837     1,577,210

Cash equivalents:
  M&T MM Account                     -              -           -             -
    Subtotal                         -              -           -             -

Cash                                 -         13,723           -             -

Total                        $  74,394    $ 1,486,850    $ 50,837    $1,577,210

   <PAGE 14>



                      1998                 Large
                               Hahn       Company
                              Stock        Index
                               Fund         Fund          Total
Fixed income:
  M&T GIC                    $       -    $         -    $  981,117
  M&T Bond                           -              -       671,679
    Subtotal                         -              -     1,652,796

Equities:
  Oakmark Fund                       -              -        47,686
  Large Cap Value Fund               -              -       109,812
  MAS MID Cap Growth Fund            -              -        74,394
  M&T Balanced Fund                  -              -     1,473,127
  Global Fund                        -              -        50,837
  Small Cap Equity Fund              -              -     1,577,210
  Hahn Stock                   352,611              -       352,611
  Large Company Index Fund           -        240,625       240,625
    Subtotal                   352,611        240,625     3,926,302

Cash equivalents:
  M&T MM Account                 3,981              -         3,981
    Subtotal                     3,981              -         3,981

Cash                                11            816        22,819

Total                        $ 356,603    $   241,441    $5,605,898

   During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $88,775 as follows:



   <PAGE 15>



   5.    Investment Contact with Bank

   In 1998, the Plan entered into a benefit-responsive investment contract with M&T. M&T maintains the contributions in the GIC Fund. The fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by M&T. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

   There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 6 percent and 7 percent for 1999 and 1998, respectively. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a quarterly basis for resetting.

   6.    Federal Income Tax

   The Company has received a determination letter from the Internal Revenue Service stating that the Plan, as amended through August 4, 1998, constituted a qualified plan under Sections 401(a) and 401(k) of the Internal Revenue Code.

   As long as the Plan is qualified, a participating employee (or other designated beneficiary or legal representative) will not be subject to Federal income taxes on dividends, interest or profits from the sale of securities received by the trustee until cash benefits are distributed to the participant.


   <PAGE 16>


   7.    Party-In-Interest Transactions

   Plan assets consist of certain investments managed by M&T Investment Group which is a subsidiary of M&T, the trustee. Therefore, these transactions qualify as party-in-interest.


   8.    Autoworks

   On July 24, 1997, the Company's retail subsidiary, Autoworks, filed for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court of the Western District of New York (the "Court"). By December 31, 1997, upon completion of store closings and the closing of Autoworks' distribution center, all Autoworks' employees had been terminated which, given the ratio of Autoworks' employees to the total number of Company employees, resulted in the execution of a partial plan termination and the immediate vesting of all account balances of Autoworks' employees, which amounted to approximately $1.2 million. A majority of these balances were distributed during the Plan years ended September 30, 1999 and 1998 upon request of the individual participants. The Autoworks, Inc. Plan of Reorganization was approved and confirmed pursuant to a Court Order dated November 18, 1999. The remaining assets of Autoworks, Inc. have been transferred to a Creditor's Trust , to be administered under a Creditor's Trust Agreement dated November 18, 1999.


   9.    Subsequent Events

   Effective October 1, 1999, the Plan changed its recordkeeper from the Burke Group to EPIC Advisors Inc.



<PAGE 17>

Hahn Automotive Warehouse, Inc.
Item 27(a) - Schedule of Assets Held for Investment Purposes
September 30, 1999

Description of Investments             Cost        Market
                                                   Value
Fixed income:
  * M&T GIC                          $  664,324  $  664,324
  * M&T Bond                            476,700     451,779

Equities:
  Asset Allocation Fund               1,088,952   1,136,733
  Small Cap Equity Fund               1,116,377   1,193,132
  Hahn Automotive Stock                 149,479      22,131
  Large Company Index Fund              761,049     775,418
  Oakmark Fund                          128,546     124,836
  MAS MID Cap Growth Fund               503,201     571,917
  Global Fund                           218,030     240,557
  Large Cap Value Fund                  297,291     276,304

Cash and cash equivalents:
  Cash                                    2,305       2,305
  * M&T Money Market Account             62,478      62,478

    Total                            $5,468,732  $5,521,914

* Party-in-Interest
<PAGE 18>



Hahn Automotive Warehouse, Inc.
Item 27(d) - Schedule of Reportable Transactions
For the Plan Year Ended September 30, 1999





Current Value of
                              Number                                           Asset on
                                of       Purchase    Selling     Cost of     Transaction     Net Gain
Description of Asset       Transactions   Price       Price       Asset          Date         (Loss)
Asset Allocation Fund           1       $1,633,845             $1,633,845 $        1,633,845  $      -

Small Capital Equity Fund       1        1,720,930              1,720,930          1,720,930         -

Small Capital Equity Fund       46       2,074,163              2,074,163          2,074,163         -

MAS MID Cap Growth Fund         64         563,701                563,701            563,701         -

Asset Allocation Fund           34       1,849,101              1,849,101          1,849,101         -

Large Cap Value Fund            44         345,647                345,647            345,647         -

Large Company Index Fund        74         581,394                581,394            581,394         -

Small Capital Equity Fund       1                   $1,720,906  2,104,612          1,720,906 (383,706)

Asset Allocation Fund           1                    1,633,845  1,722,007          1,633,845  (88,162)

Small Capital Equity Fund       2                    1,722,437  2,106,516          1,722,437 (384,079)

Asset Allocation Fund           2                    1,635,321  1,723,584          1,635,321  (88,263)

Hahn Stock                      37                     204,452    622,066            204,452 (417,614)

M&T GIC                         84                     377,571    377,571            377,571         -

Small Capital Equity Fund       85                     943,243    956,276            943,243  (13,033)

Intermediate Bond Fund          67                     360,107    370,570            360,107  (10,463)

Asset Allocation Fund           73                     803,806    760,149            803,806    43,657


    Transactions or series of transactions in excess of 5% of the current value of the Plan's assets as of September 30, 1998 as defined in Section 2520.103-6 of the Department of Labor's Rules and Regulations for reporting and disclosure under ERISA.


<PAGE 19>


                       Consent of Independent Accountants


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-81854) of Hahn Automotive Warehouse, Inc. 401(k) Plan filed with the Securities and Exchange Commission on July 22, 1994 of our report dated March 20, 2000, relating to the financial statements of Hahn Automotive Warehouse, Inc. 401(k) Plan as of September 30, 1999 and 1998, and for the year ended September 30, 1999 which appears in this Form 11-K.


PricewaterhouseCoopers LLP

Rochester, New York
March 30,2000



<PAGE 20>